[LETTERHEAD]

August 30, 2011

VIA EDGAR CORRESPONDENCE

Houghton R. Hallock, Jr.

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Funds (the “Registrant”) (File Nos. 033-02659; 811-04556)

Mr. Hallock:

Reference is made to the filing under Rule 485(a)(2) of the Securities Act of 1933, as amended, on Form N-1A (Accession Number: 0000930413-11-004382) on June 15, 2011 by the Registrant. With respect to this filing, the United States Securities and Exchange Commission (“SEC”) staff provided comments via telephone to Robert S. Lamont and Kathi Williams on August 9, 2011. Set forth below are the SEC staff’s comments and the Registrant’s responses.

Transamerica Logan Circle Emerging Markets Debt

Transamerica ICAP Select Equity

1.	Comment: Fees and Expenses: Please reference the page number in the Statement of Additional Information where further information about sales charge discounts may be located.

Response: The Registrant notes that the Prospectus, like the prospectuses for the other series of the Registrant, discloses the section heading of the Statement of Additional Information where further information about sales charge discounts can be located. The Registrant wishes to keep the disclosure consistent with other current Transamerica Funds prospectuses. Accordingly, no change has been made to the Prospectus at this time.

2.

Comment: Fees and Expenses: For each new fund, please revise footnote “a” that states Annual fund operating expenses are based on estimates for the current fiscal year. Rather, the footnote should state that the “Other Expenses” are based on estimated amounts for the current fiscal year. The footnote reference should also be moved accordingly.

Response: The Registrant has made revisions consistent with the Staff’s comment.

3.

Comment: Expense Example: Please revise the sentence “The Example assumes that you invest $10,000” to include “in the fund for the time periods indicated” for clarity. In addition, revise the table heading statements to read “If you redeem at the end of each period” and “If you do not redeem” for clarity.

Response: The Registrant wishes to keep the disclosure consistent with other current Transamerica Funds prospectuses. Accordingly, no change has been made to the Prospectus at this time.

4.	Comment: Principal Investment Strategies: Please include “plus any borrowings for investment purposes” to the statement relating to each fund’s 80% investment policy.

Response: The Registrant has made revisions consistent with the Staff’s comment.

5.

Comment: More on the Fund’s Strategies and Investments: Please explain where the following sentence originated: “Except as otherwise expressly stated in this prospectus or in the statement of additional information or as required by law, there is no limit on the amount of a fund’s assets that may be invested in a particular type of security or investment.”

Response: The Registrant notes that this information was prompted by a previous staff comment.

6.	Comment: Summary – Performance: Please update the performance lead-in as per Form N1-A requirements to explain how the information illustrates the variability of the fund’s share price.

Response: The Registrant believes the disclosure is sufficient since the funds are new and have no historical performance. The Registrant notes that disclosure explaining how the performance information illustrates the variability of the fund’s share price will be included in the Prospectus once a fund has annual returns for at least one calendar year.

7.	Comment: Summary – Purchase and Sale of Fund Shares: Please update this section to present the information in bullet point format.

Response: The Registrant wishes to keep the disclosure consistent with other current Transamerica Funds prospectuses. Accordingly, no change has been made to the Prospectus at this time.

8.	Comment: General: Please confirm that Item 4 risk disclosure is presented in a summary format.

Response: The Registrant so confirms.

9.	Comment: Shareholder Information: Please include additional information relating to the experience of the Investment Sub-Adviser and Portfolio Managers for each fund.

Response: The Registrant believes the disclosure provides sufficient information regarding the experience of the Investment Sub-Adviser and Portfolio Managers for each fund and is consistent with the level of information provided in other current Transamerica Funds prospectuses. Accordingly, no change has been made to the Prospectus at this time.

10.	Comment: Shareholder Information: Please clarify what is meant by “frequent small redemptions” in the Involuntary Redemptions section.

Response: The Registrant notes that each fund reserves the right to close an account if any indication of inappropriate activity should arise, which could include frequent small redemptions indicating market timing. The Registrant wishes to keep the disclosure consistent with other current Transamerica Funds prospectuses. Accordingly, no change has been made to the Prospectus at this time.

11.	Comment: Shareholder Information: Please clarify whether the amount of dollars escheated by the fund is significant or di minimus.

Response: Consistent with normal industry practice, the fund has policies and procedures in place to locate and notify shareholders prior to any escheatment action. The Registrant wishes to keep the disclosure consistent with other current Transamerica Funds prospectuses. Accordingly, no change has been made to the Prospectus at this time.

12.	Comment: Shareholder Information: Please clarify when a purchase order is priced.

Response: The Registrant believes that the disclosure under the heading “Pricing of Shares” adequately explains the price at which shares are purchased. The Registrant wishes to keep the disclosure consistent with other current Transamerica Funds prospectuses. Accordingly, no change has been made to the Prospectus at this time.

Transamerica Logan Circle Emerging Markets Debt

13.	Comment: Principal Investment Strategies: Please revise the Item 4 disclosure into a summary format.

Response: The Registrant has made revisions consistent with the Staff’s comment.

14.	Comment: Principal Investment Strategies: Please confirm that “derivatives” disclosure is adequate and corresponding risks are included.

Response: The Registrant so confirms.

15.	Comment: Principal Investment Strategies: Please include information regarding the portfolio maturity to be expected.

Response: The Registrant notes that the range is discussed in the fourth paragraph. The Registrant believes the disclosure is adequate. Accordingly, no change has been made to the Prospectus at this time.

16.	Comment: Principal Investment Strategies: Please define “capital securities” as an investment of the fund.

Response: The Registrant notes that this definition is included in the fifth paragraph. Accordingly, no change has been made to the Prospectus at this time.

17.	Comment: Principal Investment Strategies: Please clarify whether the fund expects to emphasize investments in a particular region or if emerging markets as defined means that it could invest anywhere.

Response: The Registrant confirms that the current description of emerging markets countries in the sixth paragraph indentifies the fund’s investment range. Accordingly, no change has been made to the Prospectus at this time.

18.	Comment: Principal Investment Strategies: Please confirm that the fund is non-diversified.

Response: The Registrant so confirms.

19.

Comment: Statement of Additional Information: Please consider creating fund specific fundamental policies for the funds to remove the phrase “except as permitted under the 1940 Act, and as interpreted, modified or otherwise permitted by regulatory authority having jurisdiction from time to time” from the Fundamental Investment Restriction relating to “Concentration.”

Response: The Registrant wishes to keep the concentration policy of the funds consistent with the current series of the Registrant. It is noted that Transamerica Funds shareholders approved this concentration policy, along with other new fundamental policies, in 2005. The policy has appeared in the Registrant’s statements of additional information since 2005, and the Registrant has made numerous Rule 485(a) filings since that time which have been subject to Staff review. In addition, the Registrant notes that a fund is required to disclose in its prospectus any policy to concentrate in securities of issuers in a particular industry or group of industries. The Registrant has, in response to the Staff’s comment, added narrative disclosure in the Statement of Additional Information with respect to the concentration policy.

On behalf of the Registrant, it is hereby acknowledged that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in this filing;

•

the action of the SEC or its staff acknowledging the effective date of this filing does not relieve the Registrant from its responsibility for the adequacy and accuracy of the disclosure in this filing; and

•	the Registrant may not assert SEC staff comments, or changes in disclosure in response to the same, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws.

Any comments or questions on this filing should be directed to the undersigned at (727) 299-1814.

Very truly yours,

/s/ Robert S. Lamont, Jr.
Robert S. Lamont, Jr.
Vice President and Senior Counsel

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